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                          November 6, 2020

       Brian Wong, M.D., Ph.D.
       President and Chief Executive Officer
       RAPT Therapeutics, Inc.
       561 Eccles Avenue
       South San Francisco, California 94080

                                                        Re: RAPT Therapeutics,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 4,
2020
                                                            File No. 333-249848

       Dear Dr. Wong:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Ryan James